FINAL PRICING TERM SHEET

Filed Pursuant to Rule 433

Registration Statement 333-160410

FINAL PRICING DETAILS:

Issuer:	ORIX Corporation

Ratings:*	Moody’s: A3 (negative) S&P: A- (negative)

Format:	SEC Registered

Security Type:	Senior Debt Securities

Ranking:	Direct, unsecured and unsubordinated general obligations of the issuer

Currency:	USD

Size:	US$400,000,000

Coupon:	5.00%, Fixed Rate

Net Proceeds before Expenses:	US$397,864,000

Trade Date:	January 5, 2011

Settlement Date:	January 12, 2011

Maturity:	January 12, 2016

Coupon Payment Dates:	January 12 and July 12 of each year, beginning July 12, 2011

Pricing Benchmark:	2.125% due December 31, 2015

Benchmark Spot (Price/Yield):	99-29+ / 2.142%

Spread to Benchmark:	5T+290bps

Issue Price:	99.816% of the principal amount, plus accrued interest from January 12, 2011 if settlement occurs after that date

Day Count:	30/360

Business Days:	New York, Tokyo

Minimum Denominations:	US$2,000 and integral multiples of US$1,000 in excess thereof

Listing:	None

Billing & Delivering:	UBS Securities LLC

Active Joint Bookrunners:	UBS Securities LLC Morgan Stanley & Co. Incorporated Nomura Securities International, Inc. Citigroup Global Markets Inc.

Passive Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Lead Managers:	BNP Paribas Securities Corp., Daiwa Capital Markets America Inc. and Mizuho Securities USA Inc.

Co-Managers:	ANZ Securities, Inc., Crédit Agricole Securities (USA) Inc., Scotia Capital (USA) Inc., Standard Chartered Bank, China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Houlihan Lokey Capital, Inc., ING Bank N.V. London Branch, Mitsubishi UFJ Securities (USA), Inc., SMBC Nikko Capital Markets Limited

CUSIP:	686330 AF8

ISIN:	US686330AF83

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement (together with the base prospectus, the “prospectus”) with the U.S. Securities and Exchange Commission, or SEC, to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Nomura Securities International, Inc. toll-free at 1-800-638-2268, or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

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